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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the quarter ended March 31, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, Canada V6W 1L2 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes	No X

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Sparkling Spring Water Group Limited

By:	/s/ DAVID M. ARNOLD
Name:	David M. Arnold
Title:	Vice President Finance, Treasurer

Date: May 16, 2001

Sparkling Spring Water Group Limited

Quarterly Report On Form 6-K

For The Quarter Ended March 31, 2001

INDEX

		Page
Part I	Financial Information
Item 1.	Financial Statements
	Consolidated Balance Sheets as of March 31, 2001 and December 31, 2000	1
	Consolidated Statements of Operations for the three months ended March 31, 2001 and 2000	2
	Consolidated Statements of Cash Flows for the three months ended March 31, 2001 and 2000	3
	Notes to Consolidated Financial Statements	4
Item 2.	Management's Discussion And Analysis Of Financial Condition And Results Of Operations	8

TABLE OF ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation of organization	Primary Standard Industrial Classification Code Number
Sparkling Spring Water Limited	Nova Scotia	5149
Canadian Spring Water International Limited	Nova Scotia	5149
Cool Spring Water Company Limited	Nova Scotia	5149
Rocky Mountain Springs Water, Inc.	Nova Scotia	5149
Spring Water, Inc.	Delaware	5149
Cullyspring Water Co., Inc.	Washington	5149
Crystal Springs Acquisition, Inc.	Delaware	5149
Nature Springs Water Company Limited	England	5149
Krystal Fountain Water Co. Limited	England	5149
Water at Work Limited	Scotland	5149
Natural Water Limited	Scotland	5149

    The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the facing page of this Report.

Part I Financial Information

Item 1. Financial Statements

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)	March 31, 2001	December 31, 2000
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$52	$556
Accounts receivable	11,415	11,650
Inventories [note 3]	1,975	1,635
Prepaid expenses	1,752	2,083

Total current assets	15,194	15,924
Fixed assets	38,785	39,842
Goodwill and deferred charges	46,465	48,814
Other assets	1,596	2,166

Total assets	$102,040	$106,746

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)
Current
Bank indebtedness	$1,375	$1,615
Accounts payable and accrued liabilities	10,463	7,697
Income tax payable	63	418
Customer deposits	5,589	5,810
Debt due within one year	985	3,779

Total current liabilities	18,475	19,319

Obligations under capital leases and other debt	2,792	3,035
Obligations under non-compete agreements	219	247
Senior bank debt [note 7]	23,880	22,915
Subordinated notes payable [note 4]	83,600	83,600
Other liabilities	313	915

Total long-term liabilities	110,804	110,712

Shareholder's equity (deficiency)
Capital Stock
Issued and outstanding:
Class D common shares—1,383,328	5,581	5,954
Class E common shares—5,860	159	169

	5,740	6,123
Cumulative translation adjustment	(6,610)	(4,733)
Deficit	(26,369)	(24,675)

Total shareholder's equity (deficiency)	(27,239)	(23,285)

Total liabilities and shareholder's equity (deficiency)	$102,040	$106,746

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of U.S. dollars)	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
Revenue:
Water	$11,304	$10,126
Rental	3,643	3,602
Other	2,126	1,867

Total revenue	17,073	15,595

Cost of sales:
Water	2,220	2,038
Other	694	685

Total cost of sales	2,914	2,723

Gross profit	14,159	12,872
Expenses:
Selling, delivery and administrative	9,704	8,922
Integration and restructuring expenses [note 8]	115	—
Depreciation	2,391	2,194
Amortization	464	368

Operating profit	1,485	1,388
Interest and related expenses	2,999	3,062

Loss before income taxes	(1,514)	(1,674)
Provision for income taxes	(180)	(409)

Net loss	(1,694)	(2,083)
Other comprehensive loss:
Foreign currency translation adjustment	(1,877)	(608)

Comprehensive loss	$(3,571)	$(2,691)

Basic and diluted loss per share	$(1.22)	$(1.50)

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of U.S. dollars)	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
OPERATING ACTIVITIES
Net loss	$(1,694)	$(2,083)
Items not requiring cash
Depreciation	2,391	2,194
Amortization	464	368
Amortization of deferred financing costs	114	145
Cross currency swap [note 4]	—	(26)

	1,275	598
Net change in non-cash working capital balances	2,344	1,223

Cash provided by operating activities	3,619	1,821

INVESTING ACTIVITIES
Purchase of fixed assets, net	(2,960)	(1,847)

FINANCING ACTIVITIES
Increase (repayment) in long-term debt	(1,002)	244
Increase in loan to parent company	(150)	—
Increase in other liabilities	130	—

Cash provided by (used in) financing activities	(1,022)	244

Effect of foreign currency translation on cash	(141)	(31)

Increase (decrease) in cash and cash equivalents during the period	(504)	187
Cash and cash equivalents, beginning of period	556	567

Cash and cash equivalents, end of period	$52	$754

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$544	$489

Income taxes paid	$551	$479

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2001

(Unaudited)

1. Basis of Presentation

    Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia, Alberta and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

    The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U. S. entities which are considered to be self-sustaining are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

    The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

    The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 2000 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2. Seasonal Nature of Business

    Operating results for the three month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3. Inventories

    Inventories consist of the following (thousands of dollars):

	March 31, 2001	December 31, 2000
	(unaudited)
Packaging materials	$436	$408
Coolers not yet in service	489	228
Goods for resale	604	563
Cooler parts	298	271
Other	148	165

	$1,975	$1,635

4. Financial Instruments

    In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six year swap in British pounds sterling (the "Pounds Sterling Swap") and a $28 million US five year swap in Canadian dollars. The swap in Canadian dollars was terminated in October 1998 and the Pounds Sterling Swap was terminated in September 2000. Concurrent with the termination of the Pounds Sterling Swap, the Company entered into a new $30 million U.S. three year cross currency interest rate swap in Canadian dollars (the "Canadian Swap"). In December 2000, the Company received cash proceeds of $0.9 million pursuant to entering into a mirror swap to the Canadian Swap (the "Mirror Swap").

    At December 31, 2000, the aggregate fair market value of the Canadian Swap and the Mirror Swap was $0.7 million, which was included in other assets and other liabilities, respectively. In February 2000, the Company closed out the Canadian Swap and the Mirror Swap for proceeds of nil. For the three months ended March 31, 2001, no increase or decrease in interest expense was recorded as a result of the increase (decrease) in the Canadian Swap (Mirror Swap) prior to these swaps being closed out. For the three months ended March 31, 2000, approximately $26,000 of the $28,000 increase in the value of the Pounds Sterling Swap between December 31, 1999 and March 31, 2000 was recorded as a decrease in interest expense.

5. Earnings Per Share

    The weighted average number of shares used to calculate basic and diluted loss per share is 1,389,188 for the three months ended March 31, 2001 and 2000. The effect of the exercise of outstanding options and warrants has not been included in the computation of earnings per share as the effect would not be dilutive.

6. Acquisitions

    On May 31, 2000, the Company purchased 100% of the outstanding stock of Mr. Softwater Ltd., operating as Cool Spring ("Cool Spring"), for approximately $4.0 million. Cool Spring operates primarily in the Calgary, Alberta Canada market.

    On July 17, 2000, the Company purchased all of the outstanding shares of Rocky Mountain Springs Water, Inc. ("Rocky Mountain") for approximately $0.7 million. Rocky Mountain operated in the Edmonton, Alberta Canada market.

    On August 8, 2000, the Company purchased the operating assets of Sparta Water, Inc. and subsidiaries ("Sparta") for approximately $0.7 million. Sparta operated in the Edmonton, Calgary and Grand Prairie Alberta, Canada markets.

    The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Cool Spring, Rocky Mountain and Sparta had occurred at January 1, 2000.

(thousands of dollars except per share amounts)	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
Total revenue	$17,073	$16,693
Net loss	(1,694)	(2,315)
Basic loss per share	(1.22)	(1.67)

7. Senior Bank Debt

    The Company has available a $37 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility) which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $9 million term loan facility (the "Term Loan Facility") that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In March, 2001, the Operating Line Facility was renewed to April 30, 2002. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the loan facility. Subsequent to March 31, 2001, the terms of the Senior Credit Facility were amended to eliminate any principal repayments required prior to March 31, 2002. Amounts outstanding under the Term Loan Facility and Acquisition Facility are repayable in varying amounts extending to October 2005 and April 2006 respectively. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

8. Integration and Restructuring Expenses

    In the three months ended March 31, 2001, the Company incurred costs of approximately $115,000 to consolidate its administrative operations in England and Scotland to one facility in Scotland. The costs incurred related to training, conversion of computer systems and relocation of staff.

9. Summary of Business Segments

    The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

    Segment detail is summarized as follows:

(thousands of dollars)	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
Revenue:
Canada	$7,542	$6,122
United Kingdom	5,795	6,024
United States	3,736	3,449

	$17,073	$15,595

Net income before depreciation, amortization, interest and income taxes:
Canada	$1,884	$1,509
United Kingdom	1,705	2,033
United States	1,098	810
Unallocated corporate overhead	(347)	(402)

	$4,340	$3,950

10. Comparative Figures

    Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

11. Subsequent Events

a)
On May 1, 2001, the Company purchased the assets of the home and office business of CC Beverage (US) Corporation, operating as "Cascade Clear", for cash consideration of $4.5 million plus assumption of bottle deposit and truck lease liabilities of approximately $0.7 million. Cascade Clear operates in Washington State from the city of Everett, north to the Canadian border.

b)
On April 27, 2001, the Company retired $2.495 million of its Subordinated Notes Payable which were contributed by the Company's parent company, Sparkling Spring Water Holdings Limited as additional equity.

ITEM 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

    The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

Results of Operations

    The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000
Revenue	100%	100%
Cost of sales	17.1	17.5

Gross profit	82.9	82.5
Selling, delivery and administrative	56.8	57.2
Integration and restructuring charges	0.7	—

EBITDA	25.4	25.3
Depreciation and amortization	16.7	16.4

Operating profit	8.7	8.9
Interest and related expenses	17.6	19.6

Loss before income taxes	(8.9)	(10.7)
Provision for income taxes	(1.0)	(2.6)

Net loss	(9.9)	(13.3)

Three Months Ended March 31, 2001 Compared To The Three Months Ended March 31, 2000

    Revenue.  Revenue increased $1.5 million or 9.5% to $17.1 million in the three months ended March 31, 2001 compared to $15.6 million in the three months ended March 31, 2000. Decreases in the exchange rates for both the Canadian Dollar and the Pound Sterling resulted in a net decrease of approximately $1.0 million or 6.2% in revenues compared to the exchange rates in the 2000 period. Revenues from the acquisitions of Cool Spring, Sparta and Rocky Mountain completed during 2000 accounted for approximately $0.9 million of the increase. The balance of the increase was from growth in sales from the Company's higher customer location base compared to the 2000 period. The Company's water cooler customer location base was 181,600 as at March 31, 2001 compared to 182,600 as at December 31, 2000.

    Cost of Sales.  The cost of sales in 2001 increased by $0.2 million or 7.0% to $2.9 million for the three months ended March 31, 2001 compared to $2.7 million in the 2000 period. The cost of sales as a percentage of revenue decreased by 0.4% from 17.5% in 2000 to 17.1% in 2001 as a result of growth in higher margin home and office water and cooler rental revenues and a decrease in the Company's revenues from lower margin products.

    Operating Expenses.  Selling, delivery, and administrative operating expenses increased by $0.8 million or 8.8% to $9.7 million for the three months ended March 31, 2001 compared to $8.9 million in the 2000 period. This increase is due primarily to increased business operations resulting from the underlying growth in the Company's water cooler location base and the acquisitions completed in 2000. The 2001 period benefited from the absorption of approximately $0.3 million of executive and administrative expenses by Sparkling Spring Water Holdings Limited.

    As a percentage of revenue, selling, delivery and administrative expenses were 56.8% for the three months ended March 31, 2001, compared to 57.2% for the three months ended March 31, 2000.

    Depreciation and Amortization.  Depreciation and amortization expense for the three months ended March 31, 2001 increased $0.3 million or 11.4% to $2.9 million compared to $2.6 million in the 2000 period. The increase reflects increased amortization charges as a result of acquisitions completed in 2000 and also increased depreciation charges associated with the increased size of the company's operations.

    Operating Profit.  Operating profit increased $0.1 million or 7.0% from $1.4 million in 2000 to $1.5 million in 2001. Operating profit as a percentage of revenue was 8.7% for the three months ended March 31, 2001 compared to 8.9% for the 2000 period. Earnings before interest, taxes, depreciation and amortization expense increased $0.4 million or 9.9% to $4.4 million from $4.0 million in the 2000 period as a result of the changes noted above.

    Interest Expense.  Interest expense for the three months ended March 31, 2001 was $3.0 million, approximately the same as for the 2000 period. Increased borrowings under the Company's Senior Credit Facility were offset by lower interest costs arising from the redemption of $4.5 million of the Company's Subordinated Notes Payable after the 2000 first quarter.

Liquidity and Capital Resources

    Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations and borrowings under the Senior Credit Facility (see below).

    Net cash provided by operating activities was $3.6 million for the three months ended March 31, 2001 and $1.8 million for the three months ended March 31, 2000. The Company made net capital expenditures of $3.0 million in the three months ended March 31, 2001 and $1.8 million in 2000. Capital expenditures in the 2001 period include approximately $0.7 million related to plant improvements at the Company's Alberta and Scotland operations. The remaining capital expenditures in 2001 were primarily related to the addition of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $9.0 million in 2001.

    The Company believes that existing cash balances together with available cash, cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2001, as well as some acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

Senior Credit Facility

    The Company has available a $37 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility) which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $9 million term loan facility (the "Term Loan Facility") that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In March, 2001, the Operating Line Facility was renewed to April 30, 2002. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the loan facility. Subsequent to March 31, 2001, the terms of the Senior Credit Facility were amended to eliminate any principal repayments required prior to March 31, 2002. Amounts outstanding under the Term Loan Facility and Acquisition Facility are repayable in varying amounts extending to October 2005 and April 2006 respectively. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

    Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of March 31, 2001, the Company had approximately $8.5 million outstanding under the Operating Line Facility including $2.6 million of outstanding letters of credit, $6.5 million outstanding under the Acquisition Facility and $11.5 million outstanding under the Term Loan Facility.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statements 137 and 138. These new statements require all derivatives to be recorded on the balance sheet at fair value and establish new accounting rules for hedging instruments. These statements are effective for years beginning after June 15, 2000. The adoption of these statements did not have an impact on the results or financial position of the Company for the period ended March 31, 2001.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

    Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including assimilating the employees and operations of acquired companies into the Company and monitoring operations, controlling costs and maintaining effective quality and inventory controls); (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties, stop workage orders or impose additional costs on the Company; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with currency fluctuations; (x) risks associated with an increase in costs required to produce and deliver the Company's products to its customers and (xi) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

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SIGNATURE
Sparkling Spring Water Group Limited Quarterly Report On Form 6-K For The Quarter Ended March 31, 2001 INDEX
TABLE OF ADDITIONAL REGISTRANTS
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED BALANCE SHEETS
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
SPARKLING SPRING WATER GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2001 (Unaudited)